Filed by PartnerRe Ltd
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company:  PARIS RE Holdings Ltd
Commission File No.: 132-02692

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on the Company's and PARIS RE's assumptions and expectations concerning future events and financial performance of the Company, PARIS RE or the combined entity. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.  These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the Company's, PARIS RE’s or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in the documents PARIS RE files with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on PARIS RE’s web site (www.paris-re.com).  In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of the Company and PARIS RE disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Robin Sidders	Drew Brown/Jane Simmons
Media Contact: Celia Powell

Additional Information and Where to Find It

PartnerRe will file a proxy statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information.  Investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe’s shareholders in connection with the proposed transaction.  Information regarding PartnerRe’s directors and executive officers is set forth in the proxy statement for PartnerRe’s 2009 annual meeting, which was filed with the SEC on April 9, 2009.  If and to the extent that PartnerRe’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus.  Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe’s directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.

Important Information for Investors and Shareholders

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.

Final Transcript

Conference Call Transcript PRE - Q2 2009 PartnerRe Ltd. Earnings Conference Call Event Date/Time: Jul 28, 2009 / 02:00PM GMT

CORPORATE PARTICIPANTS

 Robin Sidders
 PartnerRe Ltd. - IR

 Patrick Thiele
 PartnerRe Ltd. - President and CEO

 Albert Benchimol
 PartnerRe Ltd. - EVP and CFO

CONFERENCE CALL PARTICIPANTS

 Jay Gelb
 Barclays Capital - Analyst

 Jay Cohen
 BAS-ML - Analyst

 Matthew Heimermann
 JPMorgan - Analyst

 Terry Shu
 Pioneer Investments - Analyst

 Dan Johnson
 Citadel Investment Group - Analyst

 Lobeira Flaut
 RLBGC - Analyst

 Joshua Shanker
 Citigroup - Analyst

 PRESENTATION

Operator

 Before we begin the call, I would like to remind all participants that they are in a listen only mode. (Operator Instructions). If you have not received a copy of the press release, it is posted on the Company's website, www.partnerre.com or you can call 212-687-8080 and one will be faxed to you right away. Just as a reminder, this call is being recorded.

I would now like to hand the conference over to Robin Sidders, Director of Investor Relations at PartnerRe who will begin the call. Please go ahead, ma'am.

 Robin Sidders - PartnerRe Ltd. - IR

 Good morning and welcome to PartnerRe's second-quarter and half-year 2009 earnings conference call webcast. As a reminder, our second-quarter financial supplement can be found on our website at www.partnerre.com in the investor relations section by clicking on supplementary financial data on the financial reports page.

On today's call are Patrick Thiele, President and CEO of PartnerRe, and Albert Benchimol, Executive Vice President and CFO of PartnerRe. Patrick will start with an overview of the quarter and then hand over to Albert, who will provide more details on the results. Patrick will conclude with some additional commentary on the July 1 renewal and beyond and then we will open the call up for a question-and-answer session.

I will begin with the Safe Harbor statement. Forward-looking statements contained in this call (technical difficulty) from the Company's assumptions and expectations concerning future events and financial performance of the Company, PARIS RE or the combined entity are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

PartnerRe's forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency, and other risks associated with the Company, PARIS Re's or the combined Company's investment portfolio. Changes in accounting policies, the risks that a condition to the closing of the proposed transaction with PARIS Re may not be satisfied; the risks that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; failure to consummate or delay in consummating the proposed transaction for other reasons; and other factors identified in the Company's filings with the Securities and Exchange Commission.

In light of the significant uncertainties inherent in the forward-looking information contained herein, listeners are cautioned not to place undue reliance on these forward-looking statements which speak only as of date to which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

In addition during the call, management will refer to some non-GAAP measures when talking about the Company's performance. You can find a reconciliation of those measures to GAAP measures in the Company's financial supplement.

With that, I will hand the call over to Patrick.

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 Thanks, Robin. PartnerRe had an excellent second quarter and first half of 2009, with our reinsurance and capital markets businesses performing well, benefiting from a low level of large losses and improvement in the global capital markets. For the first half of 2009 we generated an 18% operating return on equity and a 15% growth in GAAP book value per share to a record $73.85.

PartnerRe's performance over the last two years of the financial crisis has been very credible. Since June 30, 2007, our GAAP book value per share grew from $58.96 to $73.85 as of June 30, 2009. That represents 25% growth despite a one in 75 year crisis in the capital markets. This clearly points to the underlying strength and stability of our business model and of our execution capabilities.

Albert will walk you to the details of the quarter and the first half of 2009. He will also discuss the PARIS RE acquisition process, including the fact that we have secured another approximately 20% of PARIS RE's shares outstanding which we bought at the block purchase.

I'll come back at the end to talk about the July 1 renewal and a market outlook. And with that, I will hand the call over to Albert now to walk you through the results in more detail.

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Thank you, Patrick, and good morning, everyone. This was indeed an excellent quarter across the board. In fact, we view it as a better quarter than might be indicated by a quick review of our reported numbers.

To illustrate my point, I would highlight four factors. First, the stronger US dollar as compared to last year's second quarter distorts growth rates in premiums and investment income. Second, our various premium adjustments and timings of bookings that increase or decrease premiums in any given quarter, in the second quarter of 2009, premium adjustments and timing issues were some $50 million worse than in '08.

Third, we utilized some of our cash flow to pay down debt earlier this year and this also held back growth of investment income. Finally, our operating expenses include $10 million of costs related to the acquisition of PARIS RE. Absent these acquisition-related costs, operating income for the second quarter would have been modestly ahead of the second quarter 2008 figures as opposed to the marginal drop we reported. Notwithstanding these headwinds, our annualized operating ROE was a strong 19.5% for the quarter.

Our annualized net income ROE was an extraordinary 50.6%. This is due to the recovery in capital market asset values which led to realized and unrealized gains of $307 million. Since we adopted FAS 159 for virtually our entire investment portfolio, changes in fair values do lead to higher volatility in net income and net income ROE.

Last year when the markets were collapsing, it caused us to report net losses due to the reduction in the fair value of our assets notwithstanding strong operating results. We were confident then that these reductions in value were not indicative of impaired asset quality but rather of the risk aversion and illiquidity prevalent in global securities markets. Now that this fear is receding, our asset values are recovering as we fully expected they would.

While there remain significant debate in industry and accounting circles on how to best report changes in market values of investments, we are comfortable that our approach provides the transparency and conservatism expected by our various audiences and that the attended volatility in reported results appear to be well understood by our key stakeholders.

Our non-Life segment, which is comprised of our US P&C, Global non-US P&C, Global Specialty, and Catastrophe subsegments had reported lower net premiums written and earned as well as a modestly lower technical result year-over-year. Reported net premiums written decreased 11% as compared to the 2008 quarter.

There are three components to our reported premium numbers, current production, adjustments to prior period premium estimates, and FX. We isolated the impact of FX to properly reflect our market activities in our local markets. We also believe that adjustments to prior period premium estimates and bookings are a lagging indicator and should be considered prior to reaching any conclusions with regard to our writings in the current environment.

Of the 11% reduction in net premiums written reported in '09, FX accounts for 6.8% while prior period premium estimates and adjustments for bookings were a negative 4.7%, thus current period writings would be up close to 0.4% absent these adjustments. Given the depressing effect on premiums of the slower global economy, lower premiums in the US agricultural sector, non-renewals of catastrophe purchases by certain state-sponsored cat programs, as well as unsatisfactory market conditions in certain lines including US casualty, we view this adjusted 0.4% growth as an acceptable outcome.

While we have been in a generally declining pricing environment over the past few years, the underwriting results held up very well, given the low incidence of midsized and large losses as well as the continued favorable development of our reserves.

I will be happy to get into more detail in the Q&A session, but essentially excluding prior year and prior period reserve changes, the loss ratio is about 0.5 point higher in 2009 than it was in 2008. We estimate large losses and special events were close to 5 points worse -- sorry, better in '09 than in '08, but that benefit was substantially offset as we booked higher attritional loss ratios in 2009 given that pricing is not keeping up with loss cost trends in our view.

Nevertheless, the technical ratio of 75.6% and the combined ratio of 83.5% are both improvements over the ratios reported in the prior year's second quarter.

Our US operations reported a marginal increase in net premiums written primarily due to increases in the property structured risk, motor, and credit and surety lines of business, offsetting reductions in casualty and agriculture.

The US subsegment reported a much better technical result in '09, reflecting low loss activity in the current quarter while in 2008, we were also booking higher loss ratios given our view of anticipated claim activity related to the financial crisis D&O as well as credit and surety.

In our Global P&C subsegments, net premiums written and earned are actually up in local currency 6.2% and 1.2% respectively. But given the adverse impact of FX, this segment reported reductions in both metrics on a US dollar basis. This segment continued to report strong results with a technical ratio of 75.2% refracting low loss activity, although this was modestly higher than the prior period's ratio.

Our global specialty subsegment had the largest reduction in net premiums written this quarter with net premiums written down 10.3% on a local currency basis, although here again, they are down by a larger percentage in US dollars. The fundamental driver of the reduction was a significant positive premium adjustment in 2008 while we had modest premium reductions in 2009.

So absent FX and premium adjustments, premiums written were actually up some 4% in 2009, driven by Marine and Specialty Property. These were offset by declines in credit and surety as we cut back on this line of business earlier this year and engineering, where the global economy is having a significant impact on new project development and where we had -- as I mentioned before -- positive adjustments in '08.

Also as you may have heard from other sources, many clients are budget constrained in the poor economy and in some cases are purchasing less coverage as an offshore energy. The technical ratio of 87% is [most susceptible] given pricing pressures in certain lines as well as a high loss ratio booked in our credit and surety line given the economic conditions.

The Catastrophe subsegment had another extraordinary quarter, reporting negative loss and technical ratios given the absence of catastrophe losses and favorable development. Net premiums written in the Catastrophe subsegment declined year-over-year primarily due to FX changes and estimated premiums; cancellations on the Texas Windstorm Insurance Association treaties; and downward reinstatement premium adjustments related to the reduction of our Hurricane Ike loss. There was also some timing differences in the booking of premiums this year versus last year.

Our technical result in '09 was $70 million on a net earned premium basis, $52 million. Both the '09 and '08 quarters benefited from the absence of large losses and favorable reserve developments.

As you know, we earn our catastrophe premiums according to risk exposures, so our first-half catastrophe premiums are significantly lower than the premiums earned in the second half. You should expect to see a significant increase in third-quarter catastrophe premiums earned as compared to the second quarter.

So given all of that and a very strong result for the second quarter, our six-month technical results for consolidated non-Life segment was up 9% over the prior year to $319 million. After operating expenses, the combined ratio for the six months was 85.3% as compared to a combined ratio of 89% in the first half of 2008.

Volume trends are similar for our Life segment. Net premiums written and earned were both up for the quarter and six month basis in local currencies, but down when reported in the stronger US dollar. In local currency, net premiums written were up 3% for the quarter in 6% for the six-month period. This increase was driven by growth in the longevity portfolio and new business in health, partially offset by downward premium adjustments in the mortality line.

While we have been growing our Life book over the past several years and its profitability has been emerging pretty much as expected, the big story in our Life results for the past few quarters was the volatility in the guaranteed minimum death benefit or GMDB line, given the performance of the underlying French CAC 40 Index. All the other lines have been and continue to be performing according to expectations.

As we explained in prior quarters, there is a mark-to-market component to our GMDB results even if we have not necessarily incurred any increased claims. The declining equity markets over the last year caused us to take negative reserve adjustments for the GMDB business. Now that the equity markets are recovering, we have booked a positive adjustment in the quarter. This has led to a technical result of $11 million in the second quarter of '09, with a similar trend for the six-month period.

In order to allow observers to better identify the drivers of our Life performance, we have modified our financial supplement for the period to isolate the impact of changes, estimates for the GMDB line, as well as to provide information regarding the sensitivity of such business to changes in the reference index.

Our Life segment's allocated underwriting result which includes allocated investment income and operating expenses was $15 million for the quarter and $20 million for the six-month period. We expect that as the impacts of the GMDB line fades away, we will report a more consistent and higher level of profits in our Life business. We also expect to start reporting information on the embedded value of our reinsurance business during 2010.

We had strong capital markets performance in the quarter and year-to-date. Our capital markets activities added $436 million pretax to second-quarter results with $123 million contribution to operating income and an additional $313 million from nonoperating sources. This reflects a consistent approach to investment income on the one hand and a recovery in capital market conditions which raised the value of our invested assets and capital markets exposures.

Consolidated investment income was $136 million for the quarter, of which $15 million was allocated to Life operation. This is down modestly year-over-year but this is substantially due to FX without which investment income would have been flat and the use of our cash to repurchase debt. While debt repayment holds back investment income growth, its benefits are evident in the meaningful reduction of our interest expense.

We do not anticipate any more debt repayment for the year and so expect that absent the impact of FX, investment growth should resume. We are seeing modestly lower reinvestment rates this quarter as spreads have tightened significantly. However, incremental cash flow and some higher-yielding opportunities in private markets should make up for that.

Risk-free rates increased during the quarter as fears of a great depression receded and market participants were increasingly concerned with the negative effects of large government deficits. In fact, the rise in risk-free rates had a negative impact of $157 million to the market value of our portfolios. However, the tightening credit spreads, higher equity valuations, and increases in the carrying value of interest and investee companies added $470 million to our portfolio.

Our consolidated portfolio achieved a total return of 3.9% in local currencies for the quarter, outperforming the risk-free alternative by over 500 basis points. Our fixed income portfolio achieved a return of approximately 2.8% in local currency terms, while our capital asset portfolio, which includes equities, private market investments, and insurance-linked securities, delivered a total return of 15.5%.

For the six months ended June 30, 2009, consolidated net investment income was $269 million, of which $30 million was allocated to Life results. The year-over-year reduction is again entirely due to FX. Our consolidated portfolio achieved a 4.4% return in local currency and we reported realized and unrealized gains of $236 million.

Reported GAAP operating cash flow was $174 million this quarter, compared to $220 million in the second quarter of '08, and for the half-year period, it was $428 million in '09 compared to $519 million in '08. The decrease over comparable periods reflects lower underwriting cash flows due to lower premiums collected on certain lines of business and higher outflows for claims including Hurricane Ike and the annual account settlement of the 2008 US agricultural business.

I want to address three other items on the income statements. Our operating expenses were $98 million for the quarter compared to $97 million in the second quarter of '08. The second quarter of '09 includes $10 million in advisory and legal fees related to the upcoming acquisition of PARIS RE. Otherwise we benefited from the stronger dollar, which reduced the conversion of our euro and Swiss franc based operating expenses.

Interest expense continues to decline given the repayment in January of half of the original $400 million debt associated with our [range] forward transaction and the reduction of approximately 75% of our capital efficient notes in March.

The total tax expense was $57 million for the quarter, comprised of a charge of $31 million against operating income and a charge of $26 million against net realized investment gains. In the second quarter of '09, the effective tax rate on operating income was 14% consistent with our expectations and the strong US and European source profits.

On our nonoperating income, the relatively low tax charge of 8.4% was mainly due to the geography of the gains as well as the partial reversal of the valuation allowance on unrealized losses we established in the first quarter.

For the year to date, the tax expense was $117 million compared to the $56 million tax charge on operating income and a $61 million tax expense on nonoperating gains. The effective tax rate on operating income was 13.6%, which is within the range we shared with you in prior communications.

Moving onto our balance sheet, total investments in cash stand at $12.1 billion compared to $11.4 billion at the end of the first quarter. During the second quarter of '09, the investment portfolio increased by $792 million. The weaker US dollar in the second quarter as compared to the end of the first quarter increased the portfolio value by $287 million while the market value of our fixed income portfolio increased by $246 million and the equity and equity-like assets increased by $61 million. Investment income, net cash contributions to our portfolio, and other items added another $198 million.

Our asset allocation changed modestly in the second quarter as we added a little more risk to our portfolio. We added $50 million to equities in April and shifted $325 million out of the MBS and treasury portfolios into credit. This shift within the fixed income portfolios reduced the percentage of AAA securities and cash to 58% at June 30 from 62% at March 31. But the average rating of our portfolio remains solidly in the AA range.

Overall, we are at the low end of our range for capital market risks and we certainly have the intellectual and capital resources to assume more capital market risk. However, the recent run-up in asset prices and our concern that the eventual recovery may be less robust than reflected in current market values may dampen our enthusiasm to do so in the near term.

Gross non-Life reserves are $7.4 billion at June 30 while net non-Life reserves were $7.3 billion. Changes over prior periods reflect normal ongoing underwriting activities and claims payments. During the second quarter, we incurred total non-Life losses of $374 million and paid claims of $600 million.

As I noted earlier in my discussion of operating cash flow, the higher claim payments this quarter are primarily attributable to the annual settlement of the US agricultural book as well as higher cat loss payments. Separately, the impact of currency movement increased net reserves by $231 million during the quarter.

There were a number of adjustments to prior period reserves in the quarter and given the analysis that many of you put on prior period changes, I want to go through that.

First, we received a number of notices from cedents advising us of downward revisions to premium estimates for prior periods. As we reduced the prior period premium earned estimates, we also reversed the IBNR established for those premiums. This led to a $17 million reduction to prior year reserves as opposed to a net increase of $6 million relating to prior period premium adjustments in the second quarter of '08. Since premiums earned and reserve movements generally have offsetting impact, these changes to reserves have a little impact on the bottom line.

Second, the ongoing low level of reported losses for prior years caused us to reduce our loss estimates for those periods and this led to a release in reserves of $126 million as compared to $137 million in the second quarter of '08.

Since it is very important to distinguish changes in reserves due to changes in premium estimates from those that are due to changes and other factors, we have modified our financial supplements disclosure for the period to provide additional details between those two.

Finally, we reviewed our loss estimates for premiums earned in the first quarter of 2009 and determined to increase those by $6 million. In contrast, during the second quarter of 2008, we reduced our estimates for prior quarter losses by $16 million.

Given the increase in risk-free rates, the [time] value of money in our non-Life reserves increased by $144 million for the quarter to total $883 million. As you will recall, I indicated earlier that the increase in risk-free rates reduced our investment portfolio by close to $157 million. So you can see the changes in interest rates affect our investment portfolio and time value of money in the reserves in offsetting directions and this serves to insulate our economic balance sheet from the impact of changes in interest rates.

We will load on our website later this week the customary information on time value of money in our non-Life reserves. We also expect to publish our loss reserve triangles within the next week or so, but obviously we will issue a press release in advance of the exact date of the publication.

Gross reserves for policy benefits for Life and Annuity contracts were $125 million for the quarter and totaled $1.5 billion at June 30. Life reserves had favorable development of $4 million for the quarter, primarily due to the GMDB line of business.

Our total capitalization was up over 10% in the quarter and stands at $5.3 billion at June 30. Of that amount, wholly 90% is common equity or perpetual preferred shares, so we have very little leverage on our balance sheet. The only significant change to our capitalization this quarter was a $486 million increase to our common shareholders equity driven by our operating income, nonoperating gains, an increase in the currency translation account, offset by common and preferred dividends.

Our common shareholders equity stands at a record $4.2 billion or $73.85 per common share, an increase of close to 13% for the quarter and 15.5% for the first six months of the year.

More importantly, we grew book value per share by over 5% through the last 12 months, which include the worst capital market conditions of our lifetime and the third worst catastrophe in history. The growth in our book value over the last year, three-year, five-year period, or even inception to date have demonstrated that while we may have some quarterly or even annual volatility, we have still delivered on our long-term book value growth targets.

For example, over the last five years, our industry has experienced three active catastrophe years and the worst financial crisis of our lifetimes. Yet through it all, we grew book value per share by an average of 10.6% per annum and continued our track record of uninterrupted annual increases in dividends.

To conclude, I do want to chat a bit about PARIS RE. As you know, we announced on July 5 the planned acquisition of PARIS RE. The consideration for the acquisition is 0.3 shares of PartnerRe for every PARIS RE share, subject to certain adjustments under certain circumstances. Separately PARIS RE is expected to deliver a capital distribution to its shareholders equal to CHF4.17 or $3.85 per share.

We purchased 6% of PARIS RE ahead of the announcement at terms similar to the previously announced block purchase. Separately, we had negotiations -- negotiated the block purchase for 57% of PARIS RE which we expect to close early in the fourth quarter. Since then we negotiated the purchase of approximately 19.5% of additional PARIS RE common shares outstanding from founding investors of PARIS RE to be closed simultaneously with the block purchase. And thus, we currently own or have contracts to purchase about 83% of the company.

We expect to purchase the remaining shares in the voluntary public exchange offer and once we have 90% of the shares, we will initiate a compulsory squeeze out merger for 100% of the company. Given this schedule, we should fully consolidate the PARIS RE balance sheets and financial results in the fourth quarter of the year with a small minority interest in our equity accounts. This minority interest will be reversed once we have affected the compulsory merger.

We expect to issue close to 26 million PartnerRe shares in exchange for the PARIS RE shares assuming no adjustment to the exchange rate and this includes 1.5 million shares that we issued in exchange for the initial 6% purchase we completed in early July.

The overall share issuance and consolidation of PARIS RE balance sheet should add in excess of $1.7 billion to our capital, giving us approximately $7 billion in total capital by the end of the year. This should position PartnerRe as the fourth largest global reinsurer in terms of capital with the second-best ratings package in the industry. We are confident that with the enhanced financial strength and flexibility, it will allow us to take maximum advantage of whatever opportunities are present in our market place.

With that, I will return the call to Patrick.

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 Thanks, Albert. And now to the forward-looking part of the call. Going forward, we expect a continuation of the market we are currently experiencing. By that I mean some lines are improving while some lines are broadly stable and others are still declining. Overall, it's profitable stagnation. The worldwide global recession continues to put pressure on exposure levels leading to downward pressure on insurance company written premiums.

Reinsurance pricing is at adequate levels overall but certainly there's no market-wide lift all the boats hardening going on. The only improving areas are those that have suffered significant losses in the last year such as US Cat and Aviation. There is ample reinsurance capacity available, but few signs of it being put to work at less than adequate pricing. The reinsurance market has proven to be more stable than the primary market.

Within that environment, we had a good July 1 renewal. In this I include the US June 1 Cat renewal with total premium up 11% on a constant currency basis. Premium reductions in US Casualty and in Cat were more than offset by growth in engineering, global agriculture, and global property. The overall growth was primarily due to PartnerRe's specific efforts and our strong franchise, rather than general market improvement. Our expected or price return on attributed capital continues to be in the low to mid teens for the book as a whole.

Looking forward, it is increasingly apparent that we are going to be in this environment of profitable stagnation through the January 1, 2010 renewals and perhaps beyond.

Typically when we talk of markets improving or deteriorating it is in the context of pricing, but that doesn't take into consideration the fact that reported losses have been materially less than expected. For example, PartnerRe's US book has shown actual losses that are less than expected every quarter for the last three years excepting Ike. And this is despite the financial crisis and its expected impact upon D&O and E&O losses.

What that means for us is that we have continually had favorable prior-year development while at the same time maintaining the integrity of our loss reserve portfolio. It also means that the current year returns on attributed capital that I have quoted over the last few years have proven to be low estimates of actual.

Obviously there's no guarantee that these favorable loss trends will continue into the future. The current recession is depressing economic activity while at the same time deflation is hitting many product prices. The real key is longtail lines loss experience, casualty and excess liability, motor most importantly, and whether inflation and social inflation return to ramp up severity again.

We still expect some acceleration of casualty loss frequency and severity over the next few years as the economy recovers and as inflation increases from its current depressed level. But probably not enough to cause a broad market turn or subsequent easy growth opportunities for all market participants. That is the context for the PARIS RE acquisition. The acquisition will position us well both in terms of capital and diversification, but also in terms of competitive positioning and potential profitable growth. We believe we can deliver on that because we have the people and the experience to help ensure a smooth and successful integration process.

In summary, I feel as good about PartnerRe's strength and our position in the reinsurance industry as at any time in the last eight years. We are confident that despite all the uncertainty in the economy and in the reinsurance and capital markets we can continue to deliver on our financial goals while maintaining our prudent risk profile.

With that, I will open up the call to questions. Operator, we are ready for the first question.

 QUESTION AND ANSWER

Operator

 (Operator Instructions) Jay Gelb, Barclays Capital.

 Jay Gelb - Barclays Capital - Analyst

 Thanks, good morning. First, I had a question for Albert on the accretion for the PARIS RE deal. I believe on the conference call announcing the deal you said that the deal for PARIS RE would be accretive in 2010 before merger charges. Given what seems to be a one-quarter acceleration on the consolidation of the results, if I'm right about that, can you update us on your outlook for the level of accretion and to what extent -- any further detail you can give us on that I think would be helpful.

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Okay, Jay, I'm not sure that we are accelerating the closing. I think it was always our expectation that we would be consolidating the financials in the fourth quarter and that we would be reporting fully consolidated results for 2010. So I want to make sure that we set the record on that.

With regards to the accretion, the way we've done it is we looked at some of the historical numbers and we put them together to derive some accretion. We did not make separate financial forecasts for PARIS RE and PartnerRe. We don't do it that way. So what we -- as I mentioned to you in the PARIS RE call, was that under various scenarios, the results for the combined companies were better than the results for the PartnerRe standalone, which is why we were prepared to make a student that the combined companies should have -- should be accretive in earnings vis-a-vis the standalone.

But it is not -- we are not making a projection of X earnings on a stand-alone basis and Y earnings on a combined basis.

 Jay Gelb - Barclays Capital - Analyst

 I see, okay. And then you mentioned a couple one-timers in the quarter. First, the M&A expenses, do you expect any additional M&A expenses to be reflected for Partner going forward that we should keep in mind?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Yes, obviously as you might imagine, we are working very hard right now to issue the proxy and the various materials that are necessary to get the approvals necessary. We are spending some time and effort getting the various regulatory approvals, and so there will definitely be some additional legal expenses and some accounting expenses as we go through those. I do not expect that they will be of the same scale and magnitude as they were in the second quarter, but we should expect to see those continuing for the rest of the year.

 Jay Gelb - Barclays Capital - Analyst

 Okay, and when will the proxy be filed by PartnerRe?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 We are hopeful to have something submitted to the SEC in the early first half of August. Ultimately the release of that document will be dependent -- or the effectiveness of the document will be fully dependent on the SEC's response and review.

 Jay Gelb - Barclays Capital - Analyst

 Right. And then on the net investment income comment, were you talking about increases in linked-quarter net investment income or year-over-year?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 It would have been quarter-over-quarter, not year-over-year, because if you look at it, our second quarter of 2009 is a little bit better than the second quarter of 2008 and we would expect that to be the case again through the third and fourth quarters.

Now with regard to year-over-year, the real big factor is FX and obviously we can't project that, but you do know that over the last three weeks, the US dollar has weakened significantly, reversing pretty much all of the gain that it had in the first half. And so if we can eliminate the FX impact, then I would feel most confident that we would be able to achieve both year-over-year and quarter-over-quarter growth in investment income.

 Jay Gelb - Barclays Capital - Analyst

 And less of a drag on results overall from FX from a weak dollar?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Well, yes. And just if you don't mind, Jay, I will take this as an opportunity. It might be confusing, but the US dollar is weaker year-over-year for the second quarter, but it's stronger second quarter versus the first quarter. And so what you have seen is a negative through the various income statement items and a modest positive through the balance sheet items.

 Jay Gelb - Barclays Capital - Analyst

 That's helpful, thank you.

Operator

 (Operator Instructions) Jay Cohen, Bank of America-Merrill Lynch.

 Jay Cohen - BAS-ML - Analyst

 Thank you, three questions. The first is you seem to suggest that the kind of reserves you were establishing and the loss ratio you were putting up for credit crisis related claims suggested maybe a better environment '09 versus '08. Is that accurate?

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 I think the best thing we can say the credit book is that the recent reports, the recent loss reports that we get and we get them on a monthly basis is showing a stabilization of the loss levels. Whether this represents a trend that will continue on through the rest of 2009 we are not prepared to say yet, but at least there's been some signs of stabilizations. (multiple speakers) It is at a higher level still in 2009 than in 2008.

 Jay Cohen - BAS-ML - Analyst

 Got it. Second question, obviously the premium adjustment distorted the growth in this quarter. If I looked at the third quarter of '08, were there any material premium adjustments that might distort how things looked the third quarter of '09 on a year-over-year basis?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 One of the issues that we have with that -- we will get you the numbers, but the real thing is we don't know yet what the third quarter of '09 will be. And what really matters is the difference in the impact between the '08 actual and the '09 actual. And again, I want to be clear here.

A lot of these premium adjustments are lagging indicators because our clients give us premium estimates on a quarterly basis and as you know, they update that again when they give us the renewal submissions, and then they go back and they go, well, you know what, it turns out that we were more active in this line than we thought we would be or we were less active and every year -- every quarter we get some adjustments. Some cases they are up. Some cases they are down.

In an environment like this one, you tend to see more negative adjustments because either the pricing wasn't as good as they thought they could get or especially with regard to the lower economy, you know, the underlying exposures for workers comp or sales or sales volume and so on and so forth are negative.

Now what we have done starting in '08 is we've taken a small discount to the premium estimate to try to avoid future adjustments, but obviously these have not been sufficient. So we will continue to monitor that and report on it. What I can say is whereas I don't know what the third quarter of '09 will do; there wasn't any material adjustment in the third quarter of '08.

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 I think you should think about the July 1 renewal information as probably the best estimate. And then you have to basically adjust it for currency, and as Albert says, at the current level, currency hopefully won't be much of an impact for the third quarter.

 Jay Cohen - BAS-ML - Analyst

 Got it, that's helpful. The last question, obviously you grew your equity base pretty significantly this quarter and in fact to your point, you've been growing even throughout this credit crisis. Not growing the top line all that much, meaning the capital adequacy on the surface looks like it is a lot better. What is -- and then your stock below book value, what's the thought of reinstating some sort of buyback program?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Obviously these are things that we look at. I think that in anticipation of the PARIS RE acquisition, the public exchange offer, I think it's unlikely that there's going to be any significant buyback activity. I think once that happens, we will be able to take a look at both the opportunities that we have available to us as a combined company and our capital needs and we will act on it at that point.

As you point out and just to add to that, I think we have significant financial flexibility both in terms of the capital adequacy but as I noted also, we have the lowest financial leverage we have had in many years. I think we have got a good track record of capital management for the benefit of our shareholders. Obviously conditioned with the PARIS RE acquisition, which limit our flexibility over the next few months, but I think you can look forward to our managing capital as best we can for the benefit of our shareholders going forward.

 Jay Cohen - BAS-ML - Analyst

 Good message, thank you.

Operator

 Matthew Heimermann, JPMorgan.

 Matthew Heimermann - JPMorgan - Analyst

 Hi. Just a couple clean-up questions. First on the specialty segment, were there any aviation losses related to Air France or anything else running through the numbers this quarter?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Yes.

 Matthew Heimermann - JPMorgan - Analyst

 Okay, and then with respect to the investment portfolio, it looked like if I read the disclosure right there was an increase in the BBB and below "non-Agency MBS" in the quarter and I was just trying to reconcile that with your comment of reducing MBS in the quarter.

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 I think if you look overall, it was mostly the GS CMBS that was down in the quarter and frankly just to give you a reason for that, we think they are kind of rich right now. With the government support and the Fed action, the buyback MBS is such that right now, we think you're getting maximum value and that's where the reduction came.

 Matthew Heimermann - JPMorgan - Analyst

 Okay, that's fair. And is that -- and that in part reflects your view on interest rates as well?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Again, I think our concern is that interest rates will likely increase, which is also why we reduced the duration of our portfolio to three years. And as you will recall in the prior years, it was closer to 4. So we just want to make sure that we are cautious.

 Matthew Heimermann - JPMorgan - Analyst

 Okay and then n the BBB and below, was that -- were there rating changes in the quarter? I was just curious what drove that.

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 There were some downgrades in the quarter. There were some downgrades in the quarter, but again, they were -- given the quality of the underlying assets that we have, this is not like a blanket downgrade of CMBS or a blanket downgrade of RMBS. Obviously the financial institutions did get downgraded and we took a little bit of that. But when you look at the overall percentages, we are quite comfortable with that.

 Matthew Heimermann - JPMorgan - Analyst

 Okay, fair enough. Like I said, just clean up. Thanks.

Operator

 Terry Shu, Pioneer Investments.

 Terry Shu - Pioneer Investments - Analyst

 I have a few questions. First on the July 1 renewals, I think you commented in your press release that you saw your overall book grow on 11% on a constant exchange basis. Can you elaborate a bit on that number in terms of exposure growth, pricing, and such?

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 You mean in terms of line or --?

 Terry Shu - Pioneer Investments - Analyst

 In a general sense. This is for the overall book.

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 I think it was actually -- it was pretty consistent across our book with the exception being the US, where markets continued to be reasonably weak and probably the weakest as anyplace in the world. In fact, we didn't grow in the US in July. The rest of the growth was obviously in the global book and it was pretty evenly spread with the exception of cat because again for the reasons that Albert mentioned in terms of the TWIA and a few other things that went on in the cat book, we did not grow in our cat book on June 1, July 1.

If you had to characterize the market on July 1, again, US is weak. Europe is okay. It's kind of stuck at the high single digit sort of ROEs. Emerging markets were quite competitive on July 1, Latin America, Asia. Specialty lines were a bit of a mixed bag. Some were up, some were down. Engineering was good. Aviation, Marine was okay. And some were still down.

I guess part of the growth as I mentioned in my talk wasn't so much due to market conditions as a whole. It was due to a handful of deals that were not broadly taken to the market that we wrote in reflection of our franchise brand name in the market. So I wouldn't characterize the market as having an 11% growth rate on July 1. We had 11% growth rate.

 Terry Shu - Pioneer Investments - Analyst

 Right, right. And maybe you can just talk about when you look at your results, your really excellent combined ratio, a big chunk of that is from prior-year reserve, favorable development, and this quarter more so than other quarters. But on an accident year basis, the combined ratio is much higher, so how should we look at this going forward? As you said, you cannot quite predict what the future trends will be, but the prior years are benefiting from much better resolved deflation of loss cause in some cases.

So as we forecast forward, how should we look at this? Reserve releases most likely will come down, but on an accident year basis, I'm just trying to think it through. The gap is just so wide. What is the combined ratio? I would think that going forward, the combined ratio is likely on a reported basis to deteriorate from these probably unsustainably positive numbers. Is that the right way to look at it? Because 80s is really -- and the high teens type ROE is not the current accident year. Is that right?

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 The calendar year number that we report is our best estimate.

 Terry Shu - Pioneer Investments - Analyst

 Right, right, and the calendar year is around or 100 plus?

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 No, the calendar year is (multiple speakers)

 Terry Shu - Pioneer Investments - Analyst

 No, not calendar year, I'm sorry. The accident year, the accident year is. So should we look at the accident year as your best estimate of the current book?

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 I think in some cases it is actually easier to forecast over the calendar year than it is to try to break it down into specifics.

 Terry Shu - Pioneer Investments - Analyst

 All right, okay. Again, because the development is just so favorable, how should we quite look at it?

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 There are two components to prior year development. One is the systemic that we have seen. As we've said before, we recognize the uncertainty that exists in certain longtail lines. By being conservative or being prudent in our initial loss ratio (multiple speakers) that that matures over period of time, we would have more often than not expect to come out as prior period positive development.

There is also another component of prior period development, which is the fact that as I was saying in my comments, that we had the AME turn be conservative because in fact losses have been coming in less than expected. We also said -- it's difficult to continue to forecast forward continue better than expected loss development or loss trends, actual being better than expected. But the number that we publish is our best estimate of the loss ratio.

 Terry Shu - Pioneer Investments - Analyst

 Right. I understand that. I'm just trying to break down what you said, the various components a little better for forecasting purposes. And when you talk about -- I think you used the word stagnant prosperity. Can you also comment on your view of the primary market? I assume that because they are your clients, as we look at it, I would assume that that statement really applies to both the primary industry and the reinsurance industry, although the reinsurance industry seems to be doing better. Is that --?

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 I think that's true. I think certainly the premium impact has been a little bit more severe, I think at least initially on the insurance industry. They are closer to the exposure declines that are occurring because of the economy. And the pricing at the primary level has not responded broadly to the reduction in profitability.

The reinsurance market overall has been more stable and for those lines where there were losses in fact, we are getting price increases on an excessive loss basis.

 Terry Shu - Pioneer Investments - Analyst

 Right. I'm asking this because there is one primary industry executive arguing that we are going to see a meaningful turn because results are really terrible on the primary basis in the US that it's just not showing up yet because of reserve releases. And he argues that the combined ratio right now for the primary industry is close to 110. I just don't quite see it, so I just am asking (multiple speakers)

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 Yes, I guess two points on that. One is the US market is only about 30% of our business at least in this quarter. And so one should -- you can't read into our results just the US conditions. The US is the weakest market with the exception of a couple of the emerging markets in the world. And obviously profitability is not frankly up to our standards there. We are maintaining our position there, but it's kind of a wait-and-see position as anything else.

 Terry Shu - Pioneer Investments - Analyst

 Right, right, thank you very much.

Operator

 Dan Johnson, Citadel.

 Dan Johnson - Citadel Investment Group - Analyst

Great, thanks, I will try to be brief. The Cat premium segment in the quarter you noted had some adjustments due to FX and adjusted notifications from clients. Can you try to flesh that out a little more into more of a specific number in the quarter?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Yes, let me give you three pieces that are probably some relevance. The first is last year in 2008, we had a late booking of $10 million that really should have been in the first quarter and so it just added $10 million to that. Secondly, in the second quarter, the TWIA had non-renewal and the reduction in reinstatement premiums, obviously we had favorable development on Ike and so we of course would give back the reinstatement premium. That's probably around $13 million, $14 million.

And finally, not just for us but for everybody, don't forget that the CEA booked for a 13-month renewal, so all of us have CEA premiums in '08 that we don't show in '09 on a written premium basis.

 Dan Johnson - Citadel Investment Group - Analyst

 So help me -- did that help the first quarter of '09 or the third quarter?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 No, it helped '08 versus '09 for the full year.

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 Generally the cat, both the April 1, June 1, and July 1, pricing was certainly adequate. Profitability at least on our measure was in the high teens to the low 20s price ROEs. It did not reach back to the 2006 levels, 2007 levels. But it's an attractive market and it's a relatively stable market. Risk-adjusted pricing did not increase all that much.

 Dan Johnson - Citadel Investment Group - Analyst

 Was there any FX to talk about as well in that comparison, 2Q over 2Q?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Yes, there was a modest amount of FX. Let me get it for you precisely. I don't want to give you the wrong number. FX was a couple of points on cap.

 Dan Johnson - Citadel Investment Group - Analyst

 A couple of percentage growth?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Yes, negative.

 Dan Johnson - Citadel Investment Group - Analyst

 To the negative, yes. And then finally, the prior period reserves, can we just talk a little bit about sort of the predominant years and categories that drove the number please?

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 It actually happened in all years literally with what I would call the midterm years being the best, which is 2004 to 2006. There is one comment I want to make which really relates to what Patrick said earlier. And that is the composition of the reserve release is changing by line and let me give you a statistic.

In the second quarter of 2008, of our net reserve releases, around 27% came from long-tail lines; 20% came from mid-tail lines; and 46% came from short-tail winds. In the second quarter of 2009, 51% came from the long-tail lines; 4% came from the mid-tail lines; and 45% came from short-tail lines. And I think that what this tells you is the following.

As you know, it takes a little longer to start to release longtail lines because you want to make sure you've got some maturity and you have heard a lot of people tell you that '04, '05, '06 was looking good and so I think what you are seeing now is you are seeing some of that starting to emerge through the reserve releases. The mid-tail lines, which includes things like credit and surety and engineering and so on, obviously there's no room for reserve release at that point since the conditions are so tough there. And short-tail lines tend to be more or less where they have been in the past.

And so I think what you are seeing is a greater shift towards longtail lines because now there's enough maturity in those lines of business such that if we started to see data, we will probably be responding to it. Of course, we can't make any prediction as to whether or not we will see any data, but it's more likely that we will response to it now for the mid decade years much more so than a couple of years ago.

 Dan Johnson - Citadel Investment Group - Analyst

 Great, thank you very much.

Operator

 [Lobeira Flaut], [RLBGC].

 Lobeira Flaut - RLBGC - Analyst

 Good day. I have got four questions about the PARIS RE acquisition. First of all, I would like to know when do you expect a decision from each of the required authorities listed in the purchase agreement? Have you already filed the proposed acquisition with some of them?

Secondly, could you confirm that the tender offer will be settled even though PartnerRe does not reach the 90% threshold to initiate the merger process? Then do you think that Q3 '09 interim dividend will be recorded before the block swap? And what about Q4 and Q1 '10? I mean do you think that they will be recorded between the block swap and the tender offers settlement?

Finally, could you confirm that the tender offer settlement will be in PartnerRe shares listed in Paris Euronext? Thank you very much.

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 I apologize, I missed your second question. I've got the one on the timing of the regulatory approval and you've asked about the block trade. But your second question, I'm sorry I did not catch.

 Lobeira Flaut - RLBGC - Analyst

 Okay, so the second one is about 90% threshold to initiate the merger process. I would like to be sure that the tender offer will be settled even though you do not reach this threshold.

 Albert Benchimol - PartnerRe Ltd. - EVP and CFO

 Okay, thank you. Let me address those. Number one, we have obviously all of the regulators are aware of this. Some of the filings are in, some are not. We expect to have all of the filings in within the end of this week and if not the end of this week, certainly early next week. So we are certainly on schedule with regard to the approvals. Obviously we cannot be certain of how long it takes, but generally if you look at prior M&A activity, it's anywhere from three to four months from the date of the announcement of the transaction is when you get the approvals.

We don't expect there to be any reason for us to be longer than that. After all, neither PartnerRe nor PARIS RE are major marketshare leaders in any key markets, so the antitrust and so on should not be an issue. As you know, we are a AA company with very, very strong capital. We are purchasing an A- company. I cannot believe that any regulator would have an objection to that especially since our ratings have been confirmed with regard to the acquisition. So the approvals, they are on schedule and we do not anticipate any problem.

With regard to the tender offer, we will absolutely start the voluntary tenders. It is our intention to start the voluntary tender offer as soon as we have the block trade. There are two conditions precedents that need to be -- to happen which we do not control. One is the AMF approval of our tender offer and the second is the opinion, supporting of opinion of a financial expert which is required. We do not expect that to be a problem and so we fully intend to proceed subject to those conditions precedent.

You talk about the 90%. Look, we already have control of 83% and so we have absolutely every confidence that we will achieve and exceed the 90% and that what we are going through with regard to the tender offer and the eventual squeeze out merger are simply procedural details that will require us to get to where we need to be.

With regards to the timing of the dividend, I cannot tell you. Our dividend is periodic. It happens every quarter. I do not know whether or not there will be a dividend declared between the block trade and the exchange offer. That really depends on the vagaries of the calendar. But if there is a dividend declared between the block trade and the closing of the exchange offer, we will compensate the PARIS RE shareholders for the value of that dividend by increasing the compensation through the PartnerRe shares.

Finally, I do want to confirm that in the public exchange offer we are applying for a listing on a European Stock Exchange and that the exchange offer would be for PARIS RE shares traded on a European Stock Exchange.

 Lobeira Flaut - RLBGC - Analyst

 Okay, great. Thank you very much.

Operator

 Joshua Shanker, Citi.

 Joshua Shanker - Citigroup - Analyst

 Thank you very much. I will make it short, another PARIS RE question. I am not so familiar with their business model. In merging together, will that change your retro buying behavior, your net to growth and what not?

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 Certainly not in the short term. They will continue to negotiate their own retro program for the 2009 and the 2010 year. After that, we will re-examine our retro buying. Obviously we are moving up in terms of scale and we have more capital as a group. So we are better able to handle the truly severe events that could happen as a combined company, but whether there's any specific need for retrocession around a particular line, we haven't decided that yet.

 Joshua Shanker - Citigroup - Analyst

 Okay, thank you very much.

Operator

 It appears we have no further questions at this time. I would like to turn the conference back over to our speakers.

 Patrick Thiele - PartnerRe Ltd. - President and CEO

 Well, thank you very much for your attention. It was obviously a very good quarter. It's a very good start first half of the year. Our hope is that we have a good second half as well and we can come back in early 2010 and talk about having another record year in terms of the operations of the Company. Thank you very much.

Operator

 That concludes today's conference. Again, we thank you all for joining us.

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